Results of December 2, 1999 shareholder meeting



A special meeting of shareholders of the fund was held on December 2, 1999. The meeting was held to ask for shareholder approval to change the fund's classification under the 1940 Actfrom diversified to non-diversified.

The results were as follows:

A proposal to amend the fund's fundamental investment restriction with respect to diversification;

     281,497 votes for, and 0 votes against

A proposal to amend the fund's fundamental investment restriction with respect to investments in the voting securities of a single issuer;

     281,497 votes for, and 0 votes against